ALOAK CORP. CDNX-AOK

300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

04010683

March 9, 2004

FILE No.
82-4221

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

RECEIVED MAR 17 2004 PROCESSING SECTION 181 WASH., D.C.

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
News Release Dated March 9, 2004

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

PER: BARBARA O'NEILL
SECRETARY

Enclosures

3/18

ALOAK NewsRelease

Internet Solutions for Small Business

FILE No.
82-4221

Aloak Grants Stock Options

Calgary, AB - March 9, 2004 - Aloak Corp. ("Aloak") has granted stock options under its 2003 Stock Option Plan, to four directors, one officer, five employees and three consultants to purchase up to 3,710,000 common shares for a period of three years commencing on March 9, 2004 and at an exercise price of $0.10 per share. The Corporation is granting new options to replace the options that expired in February 2004.

About Aloak

Aloak Corp. is a publicly traded company listed on the TSX Venture Exchange under the trading symbol AOK

Through it's wholly owned subsidiary, Aloak Inc., the company provides web hosting, domain name registration, search engine optimization and a variety of web applications for small businesses to a network of website developers, ISPs and web service resellers.

Through it's wholly owned subsidiary, Aloak Software Inc., the company develops, licenses and provides hosting and support services for specialized web applications.

Contacts

Website: www.aloak.ca

Email: irelations@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304

Email: greg.smith@aloak.ca

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and this neither approved nor disapproved the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the future plans and objectives of Aloak Corp. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

ALOAK NewsRelease

Internet Solutions for Small Business

FILE No. 82-4221

Aloak Grants Stock Options

Calgary, AB - March 9, 2004 - Aloak Corp. ("Aloak") has granted stock options under its 2003 Stock Option Plan, to four directors, one officer, five employees and three consultants to purchase up to 3,710,000 common shares for a period of three years commencing on March 9, 2004 and at an exercise price of $0.10 per share. The Corporation is granting new options to replace the options that expired in February 2004.

About Aloak

Aloak Corp. is a publicly traded company listed on the TSX Venture Exchange under the trading symbol AOK

Through it's wholly owned subsidiary, Aloak Inc., the company provides web hosting, domain name registration, search engine optimization and a variety of web applications for small businesses to a network of website developers, ISPs and web service resellers.

Through it's wholly owned subsidiary, Aloak Software Inc., the company develops, licenses and provides hosting and support services for specialized web applications.

Contacts

Website: www.aloak.ca

Email: irelations@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304

Email: greg.smith@aloak.ca

The Internet has changed the rules of doing business.

ALOAK **NewsRelease**

Internet Solutions for Small Business

Aloak Grants Stock Options

Calgary, AB - March 9, 2004 - Aloak Corp. ("Aloak") has granted stock options under its 2003 Stock Option Plan, to four directors, one officer, five employees and three consultants to purchase up to 3,710,000 common shares for a period of three years commencing on March 9, 2004 and at an exercise price of $0.10 per share. The Corporation is granting new options to replace the options that expired in February 2004.

About Aloak

Aloak Corp. is a publicly traded company listed on the TSX Venture Exchange under the trading symbol AOK

Through it's wholly owned subsidiary, Aloak Inc., the company provides web hosting, domain name registration, search engine optimization and a variety of web applications for small businesses to a network of website developers, ISPs and web service resellers.

Through it's wholly owned subsidiary, Aloak Software Inc., the company develops, licenses and provides hosting and support services for specialized web applications.

Contacts

Website: www.aloak.ca

Email: irelations@aloak.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304

Email: greg.smith@aloak.ca
